EXHIBIT (j)

                          Independent Auditors' Consent


     We consent to the use in this Post-Effective Amendment No. 8 to the Registration Statement of The Wright Managed Blue Chip Series Trust (1933 Act File No. 33-61314) on behalf of for the Wright Selected Blue Chip Portfolio and the Wright International Blue Chip Portfolio of our report dated January 29, 1999 relating to the Portfolios referenced above, which report is included in the Annual Report to Shareholders for the year ended December 31, 1998,in the Statement of Additional Information.

     We also consent to the reference to our firm under the heading "Financial Highlights" in the Prospectus and under the caption "Independent Certified Public Accountants" in the Satement of Additional Information.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Boston, Massachusetts
April 28, 1999